JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10167

VIA EDGAR

November 22, 2011

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (“Trust”);
File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 172

Dear Mr. Di Stefano:

This letter supplements our correspondence dated November 17, 2011 in response to the comments you provided on October 14, 2011 with respect to registration statements for JPMorgan Asia Pacific Focus Fund (“Asia Pacific Focus Fund”), JPMorgan Ex-G4 Currency Strategies Fund (“Ex-G4 Currency Strategies Fund”), JPMorgan Global Unconstrained Equity Fund (“Global Unconstrained Equity Fund”), JPMorgan International Unconstrained Equity Fund (“International Unconstrained Equity Fund”), and JPMorgan Total Emerging Markets Fund (“Total Emerging Markets Fund”) (collectively, the “Funds”). Our supplemental responses are set forth below. Except as indicated below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the 1933 Act, which will be automatically effective on November 29, 2011 pursuant to the Rule.

FUND SPECIFIC COMMENTS — ASIA PACIFIC FOCUS FUND

More About the Fund

1.	Comment: The “More About the Fund” section includes “Convertible Securities Risk.” This risk is not summarized in the Risk/Return Summary. If “Convertible Securities Risk” is a principal risk, it should be summarized in the Risk/Return Summary. If not, please identify it as well as any other risks which are non-principal in the “More About the Fund” section.

Response: The Fund hereby confirms that “Convertible Securities Risk” is not a principal investment risk. In addition, the Fund will designate which risks are principal risks and which risks are additional risks in the “More About the Fund” section.

FUND SPECIFIC COMMENTS — EX-G4 CURRENCY STRATEGIES FUND

Main Investment Strategies

2.	Comment: The Risk/Return Summary discloses that the Fund will have exposure to U.S. dollar securities. Please indicate in correspondence the percentage of the Fund that will be allocated to U.S. dollar investments. Such percentage does not need to be disclosed in the registration statement.

Response: Generally, the Fund anticipates that it may hold up to approximately 40% of its assets in U.S. dollar investments for the purpose of maintaining “asset coverage requirements for the Fund’s derivative positions and for short-term investment and cash management purposes.” The Fund does not intend to use these investments to gain exposure to the U.S. dollar and, as disclosed in the Risk/Return Summary will use currency derivatives to hedge such U.S. dollar denominated investments back to non-G4 currencies.

FUND SPECIFIC COMMENTS — INTERNATIONAL UNCONSTRAINED EQUITY FUND

Main Risks

3.	Comment: Please revise the “Derivatives Risk” disclosure to be specific to the types of derivatives used by the Fund as required by the guidance in the Derivatives Letter.

Response: As disclosed in the Risk/Return Summary, the Fund uses currency forwards and exchange-traded futures in connection with its principal investment strategies. The Fund believes that the “Derivatives Risk” disclosure appropriately identifies the main risks associated with its use of these derivatives and complies with the requirements of Form N-1A and the guidance in the Derivatives Letter.

More About the Fund

4.	Comment: Please indicate under “Investment Risks” which risks are principal and which risks are not.

Response: The Fund will designate which risks are principal risks and which risks are additional risks in the “More About the Fund” section.

FUND SPECIFIC COMMENTS — TOTAL EMERGING MARKETS FUND

Main Risks

5.	Comment: Please revise the “Derivatives Risk” disclosure to be specific to the types of derivatives used by the Fund as required by the guidance in the Derivatives Letter. Please disclose whether the Fund’s derivative transactions will result in the Fund realizing more short-term capital gain and ordinary income if such risks are a principal risk of the Fund.

Response: As disclosed in the Risk/Return Summary, the Fund uses futures contracts, options, swaps, participatory notes and foreign currency derivatives, including forward contracts in connection with its principal investment strategies. The Fund believes that the “Derivatives Risk” disclosure appropriately identifies the main risks associated with its use of these derivatives and complies with the requirements of Form N-1A and the guidance in the Derivatives Letter.

More About the Fund

6.	Comment: The “More About the Fund” section discloses “Privately Placed Securities Risk.” Please include this disclosure in the “Risk/Return Summary” if such risk is a principal risk of the Fund. Otherwise, please indicate in the “More About the Fund” that such risk is not a principal risk.

Response: “Privately Placed Securities Risk” is not a principal investment risk. With regard to the identification of non-principal risks, the Fund will designate which risks are principal risks and which risks are additional risks in the “More About the Fund” section.

In connection with your review of the Fund’s Post-Effective Amendment No. 172 filed by the Trust on August 30, 2011, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 248-5749.

Sincerely,

/s/ Jessica K. Ditullio
Jessica K. Ditullio
Assistant Secretary

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